UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2025

Commission File Number: 001-42804

Kyivstar Group Ltd.

(Translation of registrant’s name into English)

Unit 517, Level 5

Index Tower

Dubai International Financial Centre (DIFC)

United Arab Emirates

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

On November 10, 2025, Kyivstar Group Ltd. (the “Company”) issued a press release announcing its third quarter updates and financial results for the three and nine months ended September 30, 2025, a copy of which is furnished hereto as Exhibit 99.1.

The Company is also making available an earnings release and presentation materials, which are furnished hereto as Exhibit 99.2 and Exhibit 99.3, respectively.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release, dated November 10, 2025
99.2	Earnings Release, dated November 10, 2025
99.3	Presentation Materials, dated November 10, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2025	Kyivstar Group Ltd.

	By:	/s/ Boris Dolgushin
	Name:	Boris Dolgushin
	Title:	Chief Financial Officer

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